January 5, 2011

By EDGAR and Federal Express

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Symmetricom, Inc.

Annual Report on Form 10-K for the fiscal year ended June 27, 2010

Filed September 10, 2010, File No. 0-02287

Dear Mr. Spirgel:

This letter responds to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated December 16, 2010 regarding the Form 10-K for the fiscal year ended June 27, 2010 of Symmetricom, Inc. (the “Company”). The Staff’s comment is included for reference below, along with the Company’s response to the Staff’s comment.

Part III, Item 10(d)

1.	Comment: We note your response to comment one in our letter dated November 29, 2010 and do not agree with your analysis. Previously, an employee had to submit anonymous and confidential information regarding possible code of conduct violations to an internal email address at the company. You changed your policy and procedures to provide an external email address at a third party for the submission of complaints. This significant change to your whistleblower procedures appears to be more than a ministerial change. As a result of this change, an unaffiliated party will be screening and routing complaints as they are submitted, rather than an employee of the company. As a result, an Item 5.05 Form 8-K appears warranted and should be filed as soon as possible.

In response to the Staff’s comment, the Company has filed an Item 5.05 Form 8-K.

*    *    *    *    *

As requested in the Staff’s November 29, 2010 letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Ora T. Fisher of Latham & Watkins LLP at (650) 463-2616 or the undersigned at (408) 428-7801.

Very truly yours,

/s/ Justin R. Spencer

Justin R. Spencer Chief Financial Officer Symmetricom, Inc.

cc:	Ora T. Fisher, Latham & Watkins LLP